UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38929

Fiverr International Ltd.

(Exact Name of Registrant as Specified in Its Charter)

8 Eliezer Kaplan Street

Tel Aviv 6473409, Israel

+923 (72) 228-0910

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

An Annual General Meeting of Shareholders of Fiverr International Ltd. (the “Company”), will be held on Thursday, August 20, 2020, at 16:00 p.m. (Israel time), at the Company’s headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel. In connection with the Annual General Meeting of Shareholders, the Company hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

This Form 6-K and related exhibits are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-232210 and 333-237511).

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on August 20, 2020

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on August 20, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: July 16, 2020	By:	/s/ Gurit Kainnan-Vardi
Name: Gurit Kainnan-Vardi Title: VP & General Counsel